Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and a transcript of a video message that was made available to employees of Forest Laboratories, Inc., on May 20, 2014.

Dear Forest Colleagues,

Several members of the proposed Actavis + Forest management team recently engaged in a roundtable discussion about their new roles, their vision for the combined company, and how we will bring the two companies together.

Click this link to view the video, featuring Brent Saunders, Bill Meury, Paul Bisaro, Bob Stewart, and David Buchen. (Must be on the Forest network to view.) The video is also available for viewing on the Forest Portal homepage and the Field Sales Guru site.

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[Video Transcript]

Opening Scroll #1

On May 14, 2014, Actavis announced the proposed Executive Leadership Team for the combined company. This team will lead the combined company following the anticipated close of the acquisition of Forest Laboratories at mid-year.

#2

We invited members of this new management team to talk candidly about their new responsibilities. They also described their vision for the new Actavis, and how we will bring our two companies together.

INTERVIEWEE	AUDIO
Paul Bisaro, Executive Chairman	Things sometimes present themselves that, that you can’t pass up. And, when Brent and I first got together and first met for dinner, it was pretty clear, fairly quickly, that we had something to talk about.

The, the two companies were very synergistic and very similar in the way they approach things. Forest, albeit more brand, but us more generic, but together we could really create something special.

Brent Saunders, CEO and President

When we did start speaking, we knew that we had something that strategically made sense and that, that would create a one plus one equals three situation.

But, then as we started doing some of this pre-integration activity, I think the excitement level’s even gone higher on, on the possibilities in what this company can do.

Bill Meury, Executive Vice President Commercial, North American Brands	You know, I’ve heard the term new breed of pharmaceutical company and perhaps it’s a lofty term, but if you think about it, it’s not a generic only company, it’s not a branded specialty only company, and it’s a pretty powerful organization.

Brent	To have a best in class generics business with a best in class specialty business to have a geographic footprint of 60 plus countries and all the optionality we have for future growth. Organic growth, M&A, business development, licensing, R&D, branded generic R&D, a billion dollar investment.

Bob Stewart, Chief Operating Officer

I’m really excited about the opportunity to bring the R&D and operations group closer together. The value that we can unlock from that I think, is incredible.

When I think about what we can do between the R&D organization and operations together, we’re not only going to be able to supply products and deliver products for patients and customers today, we’re going to be able to develop products and continue serving patient needs for the future. So we’re really combining the best of both networks.

Bill	Personally, for me, I’ll be overseeing a branded division, but I’m looking forward to learning a lot more about the generic side of the business, I’m looking forward to learning a lot more about operating a business outside the United States, Brent, you have a lot of experience with that, others at the table do.

I’m also excited about managing a terrific product line. It’s a product driven industry. If you have products, you thrive. If you don’t, you don’t live very long. And that’s what excites me personally and professionally about being at Actavis.

David Buchen, Executive Vice President Commercial, North American Generics & International

I could not be happier with my new role. I’m going to heading up the North American Generics and, and international sales effort and this is a real opportunity for me to break out.

I think I’ve always seen myself as a bit of a frustrated commercial guy, leaning more toward the commercial than the legal and this, this will be a real opportunity for me. I, I will say that I’d be naïve to think that I can do this without a tremendous amount of support from the great team that I already will be inheriting and there are some fantastic people here in the United States as well as all around the world, where I’m going to rely on their support to make sure that we’re a complete success.

Brent	As I’ve gotten to, to meet the people of Forest over the last almost year and, and the people at Actavis over the last few months, it’s just an incredibly impressive group of people, to watch them do great things, to help build their careers and help them develop, is something I just take an immense pride and joy in, in watching happen and, and so, I’m very excited to see that happen in the combination.

Paul	It doesn’t really, sort of, matter, at least I don’t think, it matters what size you are, it matters what the, how you execute and how you perform and how you do all the things you got to do. We went from a very small organization with a few opportunities to a very large organization with a lot of opportunities. And that means more people have to execute and more people have to perform and we get to watch those people really move up to a new level and if everybody does what I think they can do, this new organization will perform at a very high level.

Brent	And I view my role as, really, one about people. People make great companies and my job is to make sure that we retain, develop and recruit the best people possible to make sure we can take advantage of all the wonderful opportunities we have as a combined company.

Paul	I’m very excited that Brent is the new leader of the company and I’m here to support that role and I want to be a big support to that role and you guys all have big jobs and I’m again here to help support you.

Brent	One of the main reasons I accepted this wonderful role and why I’m so excited about it, is, you know, your coaching, your mentoring, your vision and your strategy are, I think, are critical to our future success and, you and I have such an easy relationship and we work so well together, I think, as a team we’ve seen that already start to blossom and I can’t imagine where it’s going to go over time it’s just incredibly exciting to me.

Paul	Focusing on our assets and our people is key and of course both of our companies both Forest and Actavis have been successful doing one thing and doing it very well and that’s execution. We’ve executed on everything we said we were going to do, and our people have worked very very hard to make sure that execution happens and the good part is that I get to still be part of this.

Brent	Ultimately, where we’re going is to be an exceptional company, right? To be the best at what we do. And we’ve got such a strong foothold already, in being a leader in generics and being a leader in specialty pharma. It’s now putting that all together, growing in our geographic footprint, investing in our business, doing our R&D, continuing to be the best manufacturer of high quality, reliable supply and great things will continue to happen.

End Scroll #1

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

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Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013 and Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

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Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.